EXHIBIT 99.1

News Release

Rosetta Genomics Announces Exclusive Distribution Agreement With Teva Pharmaceutical Industries Ltd.

•	Teva Pharmaceuticals will distribute Rosetta Genomics’ recently launched three miRview™ tests in Israel and Turkey
•	This is Rosetta Genomics’ first distribution agreement, since it introduced its tests in December 2008
•	The miRview™ tests leverage proprietary microRNA technology developed by Rosetta Genomics, and measure the expression level of specific microRNA biomarkers in the tumor sample.

Rehovot, Israel; Jersey City, New Jersey, (January 8, 2008) – Rosetta Genomics, Ltd. (NASDQ: ROSG), the leading developer of microRNA-based molecular diagnostics, announced today it has signed an exclusive distribution agreement with Teva Pharmaceutical Industries Ltd. Under the terms of the agreement Teva will offer Rosetta Genomics’ miRview™ tests in Israel and Turkey. The terms of the deal were not disclosed.

“This is yet another important step in Rosetta Genomics’ commercialization efforts”, noted Ronen Tamir, Chief Commercialization Officer at Rosetta Genomics. “As Israel provided its citizens with health insurance under the National Health Law, it represents a very attractive market for us. Teva has gained unsurpassed experience in marketing and obtaining reimbursement for complex molecular tests in Israel, and we are very excited to be partnering with them on these important tests. We are also excited to have Teva distribute our tests in Turkey, a country with significant market potential.”

Using microRNAs, a group of recently discovered non-coding genes found to be highly sensitive biomarkers, Rosetta Genomics has developed proprietary technologies which can be the basis for a wide range of diagnostic tests.

The following tests will be distributed by Teva Pharmaceuticals:

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miRview™ mets – This test can accurately identify the primary tumor site in patients presenting with metastatic cancer, as well in patients whose tumor has not been identified, and consequently been labeled Cancer of Unknown Primary (CUP). As metastases need to be treated according to their primary origin, accurate identification of the metastases’ primary origin can be critical for determining appropriate treatment.Current diagnostic methods to identify the origin of a metastasis include a wide range of costly, time consuming, and at times inefficient tests. miRview™ mets offers physicians with a fast, accurate, and easy to interpret diagnosis of the predicted primary origin.

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miRview™ squamous – Using a single microRNA, miRview™ squamous differentiates squamous from non-squamous, non-small cell lung cancer (NSCLC) patients. When administered targeted therapy, whether currently available or under development, patients with squamous cell carcinoma of the lung have demonstrated varying response patterns ranging from a high incidence of severe or fatal internal bleeding in the lungs to overall poor response to treatment. Current methods for differentiating squamous from non-squamous non-small cell lung cancer are not standardized, are difficult to reproduce, and have low accuracy. miRview squamous produces a single score which indicates whether a sample is squamous or non squamous NSCLC.

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miRview™ meso - The test leverages microRNA’s high specificity as biomarkers, to differentiate mesothelioma, a cancer connected to asbestos exposure, from other carcinomas in the lung. As mesothelioma patients require specific treatment regimens, accurately diagnosing mesothelioma is critical. Currently, there is no single diagnostic test that is entirely conclusive for this differentiation. In addition, pathological diagnosis may suffer from significant inter-observer variability, and in the absence of a single specific and reliable marker, mesothelioma can be difficult to identify from other cancers. miRview™ meso is highly accurate test which may also assist physicians to rule out mesothelioma in patients diagnosed with adenocarcinoma in the lung who have been exposed to mesothelioma-related substances, primarily asbestos particles and heavy metals

About microRNAs
MicroRNAs (miRNAs) are recently discovered, naturally occurring, small RNAs that act as master regulators and have the potential to form the basis for a new class of diagnostics and therapeutics.  Since many diseases are caused by the abnormal activity of proteins, the ability to selectively regulate protein activity through microRNAs could provide the means to treat a wide range of human diseases.  In addition, microRNAs have been shown to have different expression in various pathological conditions.  As a result, these differences may provide for a novel diagnostic strategy for many diseases.

About Rosetta Genomics
Rosetta Genomics (Nasdaq: ROSG) is a leading developer of microRNA-based molecular diagnostics.   Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong IP position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The company’s first three microRNA-based tests, miRview™ squamous, miRview™ mets, and miRview™ meso, are commercially available through its Philadelphia-based CLIA-certified lab. Rosetta Genomics is the 2008 winner of Wall Street Journal’s Technology Innovation Awards in the medical/biotech category.

Contact:
Media& Investors
Ron Kamienchick
T: 1-(646)- 509 1893
E: investors@rosettagenomics.com

Forward-Looking Statement Disclaimer
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the role of microRNAs in human physiology and disease, the potential of microRNAs in the diagnosis and treatment of disease, the expected timing of submission for approval and launch of diagnostic tests using our microRNA technology including miRview squamous and miRview mets constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which is unproven and may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its candidate tools, products and services,; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2007 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.